COLLECTIBLE CONCEPTS GROUP, INC.
                              1600 LOWER STATE ROAD
                         DOYLESTOWN, PENNSYLVANIA 18901

================================================================================

October 20, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    H. Christopher Owings, Assistant Director
                  Division of Corporation Finance

                  Ellie Quarles, Esq.
                  Scott Anderegg, Esq.

         Re:      Collectible Concepts Group, Inc.
                  Form 10-KSB for the Fiscal Year Ended February 28, 2005 Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
                  Schedule 14C filed September 6, 2005
                  File No. 000-30703

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 14, 2005 (the "Comment Letter") relating to the Preliminary Information Statement on Schedule 14C (the "Information Statement") of Collectible Concepts Group, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

      We are filing herewith Amendment No. 2 to the Company's Information Statement.

Form 10-KSB for the Fiscal Year Ended February 28, 2005
-------------------------------------------------------

Description of Business, page 2
-------------------------------

1.    Please revise your disclosure to identify your major (89%)  customer.  See
      Item 101(b)(6) of Regulation S-B.

Securities and Exchange Commission
October 20, 2005
Page 2 of 7

      Response
      --------

      Pursuant to Item 101(b)(6) of Regulation S-B, we have revised our disclosure to indicate that CLP Group is a major customer, who accounted for 89% of our revenues during our last fiscal year. We have also included a risk factor on our dependence on our major customer.

Market for Common Equity and Related Stockholder Matters, page 7
----------------------------------------------------------------

2.    Please provide the disclosure required by Item 201(d) of Regulation S-B.

      Response
      --------

      We have revised our disclosure to indicate that we do not have any stock option plans as of February 28, 2005, as required by Item 201(d) of Regulation S-B.

Recent Sales of Unregistered Securities, page 7
-----------------------------------------------

3. We note your disclosure of recent sales of unregistered securities. Please furnish the complete disclosure required by Item 701 of Regulation S-B. In this regard, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please provide us with your legal analysis as to why these issuances of securities should not be integrated and should not have been registered under the Securities Act.

      Response
      --------

      We have revised our disclosure to include all information required by Item 701 of Regulation S-B. We believe that the issuances of unregistered securities should not be integrated and did not need to be registered under the Securities Act of 1933. The reasons we believe there The issuance of shares were to a limited number of accredited investors who all had an ongoing relationship with us. The number of shares issued represented less than 10% of our total issued and outstanding shares of common stock. In addition, we directly discussed the issuance of the shares with the receipient, and there were no mechanisms of a public offering. In addition, applying the factors from the five-part test set forth in Securities Act Release 33-4552 (November 6, 1962), we do not believe there is a basis for integration. Looking at the two most important factors, as set forth in Sonnenblick, Parker & Selvers, the financings did not consitute a single plan of financing and the offerings were not for the same general purpose. Even if the offerings were to be integrated, which we do not believe they should, the integrated offering would be exempt from registration pursuant to exemptions provided by
      Section 4(2) of the  Securities  Act and Rule 506 of  Regulation  D.

Securities and Exchange Commission
October 20, 2005
Page 3 of 7

4. We note that you disclose that you do not have a sufficient number of authorized shares available to issue to convertible debt holders if they all converted their shares to common stock. Please provide greater disclosure as to how this miscalculation occurred and the steps necessary to authorize additional shares.

      Response
      --------

      We have expanded our disclosure under liquidity and capital resources, in the management's discussion and analysis or plan or operations section to discuss why we do not have enough authorized but unissued shares of common stock to be issued upon conversion of the convertible debt. We have further disclosed the steps necessary to authorized additional shares of common stock.

5. Please revise the disclosure of your sales of unregistered securities in this section to ensure that it is internally consistent and consistent with the disclosure under Liquidity and Capital Resources. You also should include the issuances of convertible notes in this disclosure.

      Response
      --------

      We did not issue any  convertible  notes  during  the three  months  ended
      February 28, 2005, therefore, we do not provide any disclosure under Recent Sales of Unregistered Securities. In addition, we have reviewed our disclosures under Recent Sales of Unregistered Securities and Liquidity and Capital Resources and do not believe that the disclosure is inconsistent. If the Staff has any particular disclosures it would like us to clarify, we would be happy to do so.

Management's Discussion and Analysis or Plan of Operation, page 9
-----------------------------------------------------------------

6. If material, please file your agreement with Joe Theismann as an exhibit. See Item 601(b)(10) of Regulation S-B.

      Response
      --------

      We have filed the agreement with Joe Theismann as an exhibit.

7. Please revise your disclosure to identify the party to whom you sold 2.5% of your future revenues from your NFL, NBA and possible MLB licenses.

      Response
      --------

      We have revised our disclosure to indicate that we sold the 2.5% interest to Alizay Consultant Limited.

Securities and Exchange Commission
October 20, 2005
Page 4 of 7

Liquidity and Capital Resources, page 11
----------------------------------------

8. Please include in your disclosure the impact on liquidity of the terms of your Securities Purchase Agreement with AJW Offshore Ltd., AJW Qualified Partners, LLC, JW Partners, LLC and Millennium Capital Partners II, LLC. Please add disclosure that addresses the possibility that the number of shares you issue in connection with a draw down under the Securities Purchase Agreement will be based upon a discount to the then prevailing market price and, as a result, the lower the stock price at the time of the draw down, the more common shares the stockholder will receive. To the extent that these investors receive and then sell their common stock, the common stock price may decrease due to the additional shares is the market. This could allow these investors to receive even greater amounts of common stock, the sales of which would further depress the stock price.

      Response
      --------

      We have revised our disclosure to provide for risk factors concerning our financing agreements that addresses and contains all of the disclosure requested.

9. We note the chart you included on page 7 of your Schedule 14C concerning the amount of shares you would be required to issue under the terms of the Securities Purchase agreement based on market prices of 25%, 50% and 75% below the market price of $0.0016. Please expand your disclosure to provide a similar chart in your discussion of the Securities Purchase Agreement.

      Response
      --------

      As noted above, we have revised our disclosure to provide risk factors that includes the requested chart.

10. Please expand your discussion to disclose your liquidity on both a short-term and long-term basis and your ability to fund your operations. See Item 303 of Regulation S-B.

      Response
      --------

      We have expanded our disclosure to discuss our liquidity on both a short-term and long-term basis and our ability to fund our operations, as required by Item 303 of Regulation S-B.

11. Please expand your disclosure to include your default of the requirement that you effectuate a registration statement within 150 days from the sale of convertible securities.

Securities and Exchange Commission
October 20, 2005
Page 5 of 7

      Response
      --------

      We have revised our disclosure to state that one of the events of default was our requirement to have an effective registration statement within 150 days from the sale of the convertible securities.

12. Please disclose the amount of the unpaid royalty payments due on your sports licenses.

      Response
      --------

      We have revised our disclosure to indicate the amount of our accrued but unpaid royalty payments due on our sports licenses.

Controls and Procedures, page 18
--------------------------------

13. Please expand your discussion to disclose whether you believe the steps you have taken will correct your material deficiencies and significant weakness and when you expect the changes to be effective.

      Response
      --------

      Our disclosure already indicates that we believe that the steps we have taken will correct our material deficiencies and weaknesses. We have expanded our disclosure to indicate that we believe that the changes will be effective before the end of the November 30, 2005 quarter.

Exhibits, page 24
-----------------

14 We note your discussion in your Management's Discussion and Analysis or Plan of Operation of several licensing agreements. For example, you discuss entering into licensing agreements with DPI, the NFL, the Arena Football League and the NBA. Please file these agreements. See Item 601(b)(10) of Regulation S-B.

      Response
      --------

      We have filed the agreements with the National Football League, National Basketball Association and the Arena Football League as exhibits.

Securities and Exchange Commission
October 20, 2005
Page 6 of 7

Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
-----------------------------------------------------

Notes to Condensed Consolidated Financial Statements as of May 31, 2005, page 7
-------------------------------------------------------------------------------

Note 6, page 14
---------------

15. We note that you purchased 15,000,000 shares of your common stock from your Chief Executive Officer and his wife for $30,000. Please advise us whether the purchases were on comparable terms to recent issuances and provide similar disclosure in future reports.

      Response
      --------

      The purchase of 15 million shares of common stock from our Chief Executive Officer and his wife for $30,000 was on comparable terms to recent issuances. We will provide disclosure to this effect in future reports.

Controls and Procedures, page 24
--------------------------------

16. Please update your discussion to disclose your progress in correcting your material deficiencies and weaknesses and when you anticipate that they will be corrected.

      Response
      --------

      We have revised our disclosure to provide further disclosure on our progress and when we anticipate that our material deficiencies and weaknesses will be corrected.

Change in Securities and Use of Proceeds, page 25
-------------------------------------------------

17. Please identify the person(s) or the class of person(s) that purchased the securities issued. These securities appear to have been issued in exchange for services rendered. Please state the value of the services rendered. Also, please ensure that this disclosure is consistent with your disclosure of the sales of securities found in your Management's Discussion and Analysis of Financial Condition and Results of Operations.

      Response
      --------

      We have revised our disclosure to indicate that the shares of common stock were issued to Richard Epstein and the services rendered were valued at $30,000. We have also ensured that our disclosure is consistent with the disclosure in our MD&A section.

Securities and Exchange Commission
October 20, 2005
Page 7 of 7

Schedule 14C filed September 6, 2005
------------------------------------

Amendment to the Articles of Incorporation, page 4
--------------------------------------------------

18. In the first paragraph, you indicate that you propose to increase the number of authorized shares to 10,000,000,000, yet, in the notice to stockholders, you indicate that this amount is 15,000,000,000. Please reconcile these amounts.

      Response
      --------

      We have revised our disclosure to indicate that the proposed increase is to 15 billion shares, not 10 billion.

19. In the first paragraph of this disclosure you state that a majority of stockholders had approved the amendment to your Certificate of Incorporation. It appears from the context that it was the board that approved the amendment. Please revise.

      Response
      --------

      Our board of directors has approved the amendment to our Certificate of Incorporation as well as a majority of our stockholders. We have revised our disclosure to indicate that both our board of directors and a majority of our shareholders have approved the amendment to our Certificate of Incorporation.

2005 Incentive Stock Option Plan, page 15
-----------------------------------------

20. Please provide all of the information required by Item 1 of Schedule 14C and Item 10 of Schedule 14A. Please file the stock option plan as an appendix to the information statement. See Instruction 3 to Item 10 of
      Schedule 14A.

      Response
      --------

      We have filed the 2005 Incentive Stock Plan as exhibit B to the information statement.

      We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                        Very truly yours,

                                        /s/ PAUL S. LIPSCHUTZ
                                        ------------------------
                                        Paul S. Lipschutz
                                        Chief Executive Officer